SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                 --------------

                                    FORM 11-K


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

For the fiscal year ended December 31, 1999


         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the transition period from ______________ to _____________

Commission File Number 1-106

                                  -------------




A.       Full title of Plan:


                      LYNCH CORPORATION 401(k) SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                  Lynch Corporation
                  401 Theodore Fremd Avenue
                  Rye, NY 10580

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Lynch Corporation 401(k) Savings Plan
Years ended December 31, 1999 and 1998

                      Lynch Corporation 401(k) Savings Plan

                          Audited Financial Statements
                            and Supplemental Schedule

                     Years ended December 31, 1999 and 1998







                                    Contents


Report of Independent Auditors................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits...............................2
Statements of Changes in Net Assets Available for Benefits....................3
Notes to Financial Statements.................................................4

Supplemental Schedule

Schedule of Assets Held for Investment Purposes at End of Year................8

                         Report of Independent Auditors

Board of Directors
Lynch Corporation

We have audited the accompanying statements of net assets available for benefits of the Lynch Corporation 401(k) Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.




                                                  /s/ Ernst & Young LLP
June 21, 2000

                      Lynch Corporation 401(k) Savings Plan

                 Statements of Net Assets Available for Benefits




                                                           December 31
                                                       1999           1998
                                                  --------------- -------------
Assets
Investments ................................      $ 4,100,781       $ 3,150,262
Contribution receivables:
  Employer .................................            4,807             5,279
  Participants .............................             --               2,530
  Other ....................................             --               5,840
                                                  -----------       -----------
Total receivables ..........................            4,807            13,649
                                                  -----------       -----------
Total assets ...............................        4,105,588         3,163,911

Liabilities
Excess contributions payable ...............             --              (7,436)
Other liabilities ..........................             (369)             (372)

                                                  -----------       -----------
Total liabilities ..........................             (369)           (7,808)
                                                  -----------       -----------


Net Assets Available for Benefits ..........      $ 4,105,219       $ 3,156,103
                                                  ===========       ===========

See accompanying notes.


                      Lynch Corporation 401(k) Savings Plan

           Statements of Changes in Net Assets Available for Benefits


                                                            Year Ended   December 31
                                                             1999          1998
                                                           -----------  ------------

Additions:
   Investment income:
     Net appreciation (depreciation) in fair value of investments:
        Stock funds ..................................   $   510,654    $   (55,922)
        Mutual funds .................................        71,501       (131,994)
                                                         -----------    -----------
                                                             582,155       (187,916)
     Interest and dividends ..........................       216,316        203,115
                                                         -----------    -----------
                                                             798,471         15,199

   Contributions:
     Participants ....................................       357,374        300,807
     Employer ........................................        19,210         20,811
                                                         -----------    -----------
                                                             376,584        321,618
                                                         -----------    -----------
Total additions ......................................     1,175,055        336,817

Deductions:
   Benefits paid directly to participants ............      (224,643)      (240,152)
   Excess contributions and related investment income           --           (4,701)
   Other .............................................        (1,296)          --
                                                         -----------    -----------
                                                            (225,939)      (244,853)

Net increase .........................................       949,116         91,964

Net assets available for benefits at beginning of year     3,156,103      3,064,139
                                                         -----------    -----------
Net assets available for benefits at end of year .....   $ 4,105,219    $ 3,156,103
                                                         ===========    ===========

See accompanying notes.


                      Lynch Corporation 401(k) Savings Plan

                          Notes to Financial Statements

                     Years ended December 31, 1999 and 1998



1. Description of Plan

The following description of the Lynch Corporation (the "Company") 401(k) Savings Plan (the "Plan") provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan Agreement which is available from the Company.

General

The Plan is a defined contribution plan covering substantially all non-union employees of the Company and the employees of certain of its subsidiaries who are at least 18 years of age and who have completed 1,000 hours of service during a consecutive twelve-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

During 1999, for each share of the Company's common stock held in the Lynch Corporation stock fund, a stock distribution was made equal to one share of Lynch Interactive Corporation (a wholly-owned subsidiary of the Company) common stock. The distribution to the Lynch Corporation stock fund was 5,965 common shares of Lynch Interactive Corporation, which were subsequently transferred to the Lynch Interactive Corporation stock fund.

Contributions

Eligible employees may elect to contribute, on a pre-tax basis, between 1% and 15% of their total annual compensation to the Plan up to the maximum allowed under the Internal Revenue Code ($10,000 in 1999 and 1998). An annual mandatory employer matching contribution is made to each participant's account equal to 25% of the first $800 of the participant's contribution, as defined in the Plan agreement, generally on or about the closing date of the Plan year. In addition, the Company may make a discretionary matching contribution of up to 75% of the first $800 of the participant's contribution. No such discretionary contribution was made in 1999 or 1998.

Participants' Accounts

Each participant's account is credited with the participant's contributions, Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are vested immediately in all contributions to their accounts, including the Company's matching contributions (mandatory and discretionary, if any) and investment earnings.

Payment of Benefits

Participant benefits are paid as soon as practicable in accordance with the terms of the Plan agreement following termination of employment, permanent disability, retirement, death or upon termination of the Plan. All benefit payments are made in lump sum payments for an amount equal to the fair value of the participants' vested account balance.

                      Lynch Corporation 401(k) Savings Plan

                     Years ended December 31, 1999 and 1998


1. Description of Plan (continued)

Investment Options

Upon enrollment in the Plan, a participant may direct employer and participant contributions in 1% increments to any of the Plan's investment options. Participants may change their investment options daily.

During 1999, East/West Communications Inc. (an affiliate of the Company which spun off to its shareholders, its common stock interest in East/West) offered, at no cost to the shareholders of its Class A common stock, a non-transferable right to purchase one additional share of its Class A common stock. The right entitled shareholders to purchase one additional share of Class A common stock for every four shares of Class A common stock held at $1.50 per share. Participants in the Plan had the option to participate in this rights offering.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 or up to 50% of their account balance (not to exceed $50,000). All loans must, by their terms, require repayment over a period not to exceed five years, unless for the purchase of the participant's primary residence for which the term shall be determined by the Company. The loans are secured by 50% of the balance in the participant's account and bear interest at a reasonable rate as determined by the Plan administrator.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to change or discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, or if contributions to the Plan cease, the Plan will distribute the assets to the participants in an amount equal to the fair value of their accounts and pay any related expenses.

Expenses

Substantially all of the Plan's administrative expenses are paid by the Company.

2. Summary of Accounting Policies

Statement of Position 99-3

The Plan has adopted Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" for the presentation of its 1999 and 1998 financial statements. Accordingly, certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                      Lynch Corporation 401(k) Savings Plan

                     Years Ended December 31, 1999 and 1998

2. Summary of Accounting Policies (continued)

Investment Valuation

Except  for  the  unallocated   guaranteed  investment  contracts,   the  Plan's
investments are stated at fair value. The shares of registered investment companies (i.e., mutual funds) are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Lynch Corporation, Lynch Interactive Corporation and East/West Communications Inc. Class A common stock are valued at the last reported sales price on the last business day of the year. The participant loans are valued at their outstanding balances, which approximate fair value.

The unallocated guaranteed investment contracts are valued at contract value which approximates fair value as estimated by the John Hancock Mutual Life Insurance Company ("Hancock"). Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay retirement benefits and certain administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Historical cost of the Plan's investments are determined by the weighed average method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. Investments

Individual investments that represent 5% or more of the Plan's net assets in a specific year are as follows:

                                           December 31
                                        1999           1998
                                      ------------------------


Fleet Stable Asset Fund ...........   $1,184,811   $  936,886
Mutual Qualified Fund .............    1,213,772    1,077,224
Mutual Discovery Fund .............      332,127      229,831
Galaxy U.S. Treasury Fund .........      449,204      322,504
Lynch Corporation Common Stock Fund         --        355,179
Lynch Interactive Common Stock Fund      565,094         --

4. Contracts with Insurance Company

During 1999 and 1998, the Plan held unallocated guaranteed investment contracts with maturities in 1998 through 1999 with Hancock. Contributions from the Plan were accepted by Hancock throughout the first year of each contract and interest is earned over the contract lives at guaranteed annual rates ranging from 5.39% to 6.56%. The underlying assets within the contract are restricted solely for administrative expenses and benefit payments made by the Plan.

                      Lynch Corporation 401(k) Savings Plan
                    Notes to Financial Statements (continued)
                     Years Ended December 31, 1999 and 1998

5. Income Tax Status

The Plan has applied for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). However, the Plan Administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.


6. Subsequent Event

As a result of Lynch Corporation's spin-off of Lynch Interactive Corporation, which took place on September 1, 1999, Lynch corporate employees and the employees of Bretton Woods, a subsidiary of the Company, who participated in the Plan during 1999, ceased contributing to the Plan as of the spin-off date. During 2000, Lynch corporate employees transferred their fund balances to the Lynch Interactive Corporation Plan. Additionally, Bretton Woods' employees transferred their fundbalances to its own plan. Also, on May 15, 2000, the Lynch Interactive Corporation Plan merged into the Plan to create a multiple-employer plan.

                              Supplemental Schedule

                      Lynch Corporation 401(k) Savings Plan

                             EIN-38-1799862 Plan-004

         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 1999




    Identity of Issuer, Borrower,       Description of Investment, Including Maturity
       Lessor or Similar Party          Date, Rate of Interest, Par or Maturity Value     Current Value
----------------------------------------------------------------------------------------------------------

*Fleet National Bank:                 Fleet Stable Asset Fund, 117,916 shares               $1,184,811

                                      Galaxy U.S. Treasury Fund, 449,204 shares                449,204

                                      Mutual Qualified Fund, 71,778 shares                   1,213,772

                                      Mutual Discovery Fund, 15,741shares                      332,127

                                      Short-term investments, 13,010 shares                     13,010

*Lynch Corporation:                   Lynch Corporation Common Stock, 6,254 shares
                                                                                               161,431

*East/West Communications,            East/West Communications Inc. Class A Common
    Inc.                              Stock 1,785 shares                                        68,703

*Lynch Interactive Corporation        Lynch Interactive Common Stock
                                      5,658 shares                                             565,094

Participant loans                     Loans bear interest between 7.75%
                                      and 8.5%                                                 112,629
                                                                                        ------------------

                                                                                            $4,100,781
                                                                                        ==================

* Indicates party-in-interest to the Plan.

                                    SIGNATURE






         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 LYNCH CORPORATION 401(k) SAVINGS PLAN


                                 By:  /s/ Robert E. Dolan
                                 -------------------------------------------
                                 Robert E. Dolan
                                 Member of the 401(k) Plan Committee


Dated: June 28, 2000